20004106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 19 2020
Washington, DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walnut Creek Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Elliott Road
(No. and Street)

McDonough (City) GA (State) 30252 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan C. Fort. (404-808-5561)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Ste. 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan C. Fort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walnut Creek Capital Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

CHRISTOPHER HEPPARD NOTARY EXPIRES GEORGIA 12-19-2023 PUBLIC HENRY COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements and Schedules
As of December 31, 2019

With
Report of Registered Independent Public Accounting Firm

SPICER JEFFRIES LLP
Certified Public Accountants
4601 DTC BLVD, SUITE 700
Denver, CO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Walnut Creek Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walnut Creek Capital Advisors, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.17 of the Commodity Futures Trading Commission. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Walnut Creek Capital Advisors, LLC's auditor since 2019.

Denver, Colorado
February 4, 2020

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	10,438
Due from registered representatives		82
Prepaid expenses		1,268
Total Assets	$	11,788

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY		11,788
Total Liabilities and Member's Equity	$	11,788

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES		
Fees from registered representatives		9,742
	Total Revenue	9,742
EXPENSES		
Compliance, net of reimbursements from registered representatives		(1,291)
	Total Expenses	(1,291)
NET INCOME		$ 11,033

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	11,033
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in due from registered representatives		(2,749)
Decrease in prepaid expenses		2
NET CASH PROVIDED BY OPERATING ACTIVITIES		8,286
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Contributions		23,407
Distributions	$	(29,744)
NET CASH USED IN FINANCING ACTIVITIES		(6,337)
NET INCREASE IN CASH		1,949
CASH BALANCE:		
Beginning of year		8,489
End of year	$	10,438

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Balance, January 1, 2019	$	7,092
Net income		11,033
Distributions less contributions		(6,337)
Balance, December 31, 2019	$	11,788

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

Cash: The Company maintains its bank account in a high-quality credit institution. Balances may at times exceed federally-insured limits

Income Taxes: The Company is taxed as a partnership. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with the standard.

Registered representatives are subject to minimum administrative fees that are not directly related to any expenses incurred by the Company. These fees are reflected as revenue by the Company in the period in which they are earned.

Application of the standard in 2019 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Reimbursement from Registered Representatives: Registered representatives reimburse the Company for certain expenses pursuant to an agreement with the Company. Such reimbursements are reflected as reductions of the applicable expense in the accompanying statement of operations. These reductions amounted to approximately $26,000 during 2019.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B—NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $10,438 which was in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was zero.

NOTE C—CONCENTRATIONS

The Company's revenue for 2019 was predominantly from the minimum fees required of its Registered Representatives.

NOTE D—RELATED PARTIES

The Company operates from premises provided by its member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

Total member's equity	$	11,788
Less nonallowable assets:		
Prepaid expeses		1,268
Due from registered representatives		82
Net capital before haircuts		10,438
Less haircuts		-
Net capital		10,438
Minimum net capital required		5,000
Excess net capital	$	5,438
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, and net capital as reported above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SPICER JEFFRIES LLP
Certified Public Accountants
4601 DTC BLVD, SUITE 700
Denver, CO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Walnut Creek Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Walnut Creek Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 4, 2020

WALNUT CREEK
Capital Advisors
Member FINRA & SIPC

BROKER DEALER'S ANNUAL EXEMPTION REPORT

Walnut Creek Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph **(k)(2)(i) of the Rule.**

Walnut Creek Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Dan C. Fort, CEO